Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	September 30, 2017	December 31, 2016

ASSETS
Current assets
Cash	$548	$2,705
Trade and other receivables	105,458	112,171
Financial derivatives (note 17)	2,170	2,219
	108,176	117,095
Non-current assets
Financial derivatives (note 17)	129	—
Exploration and evaluation assets (note 6)	292,695	308,462
Oil and gas properties (note 7)	3,937,510	4,152,169
Other plant and equipment	15,127	16,359
	$4,353,637	$4,594,085

LIABILITIES
Current liabilities
Trade and other payables	$140,112	$112,973
Financial derivatives (note 17)	2,759	28,532
Onerous contracts	3,781	9,504
	146,652	151,009
Non-current liabilities
Bank loan (note 8)	224,502	187,954
Long-term notes (note 9)	1,472,766	1,566,116
Asset retirement obligations (note 10)	367,929	331,517
Deferred income tax liability	303,901	375,695
Financial derivatives (note 17)	988	2,833
	2,516,738	2,615,124

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 11)	4,443,575	4,422,661
Contributed surplus	13,102	21,405
Accumulated other comprehensive income	464,054	629,863
Deficit	(3,083,832)	(3,094,968)
	1,836,899	1,978,961
	$4,353,637	$4,594,085

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$254,430	$197,648	$789,348	$546,979
Royalties	(55,176)	(45,531)	(172,367)	(122,499)
	199,254	152,117	616,981	424,480

Expenses
Operating	64,391	56,073	199,446	181,028
Transportation	9,312	8,533	26,327	20,454
Blending	11,879	1,587	35,196	5,153
General and administrative	11,074	12,102	37,672	38,504
Exploration and evaluation (note 6)	497	1,205	5,505	4,564
Depletion and depreciation	117,670	118,231	371,156	381,842
Impairment	—	26,559	—	26,559
Share-based compensation (note 12)	2,469	5,168	12,611	13,541
Financing and interest (note 15)	27,498	28,409	85,296	85,350
Financial derivatives (gain) loss (note 17)	18,350	(24,389)	(33,417)	17,856
Foreign exchange (gain) loss (note 16)	(42,475)	10,113	(86,016)	(73,903)
Loss (gain) on disposition of oil and gas properties	6,068	(43,453)	6,592	(43,431)
Other expense	283	10,259	1,192	10,204
	227,016	210,397	661,560	667,721
Net loss before income taxes	(27,762)	(58,280)	(44,579)	(243,241)
Income tax recovery (note 14)
Current income tax recovery	(48)	(4,261)	(1,489)	(7,987)
Deferred income tax recovery	(18,486)	(14,589)	(54,226)	(109,494)
	(18,534)	(18,850)	(55,715)	(117,481)
Net income (loss) attributable to shareholders	$(9,228)	$(39,430)	$11,136	$(125,760)
Other comprehensive income (loss)
Foreign currency translation adjustment	(85,483)	20,250	(165,809)	(132,397)
Comprehensive loss	$(94,711)	$(19,180)	$(154,673)	$(258,157)

Net income (loss) per common share (note 13)
Basic	$(0.04)	$(0.19)	$0.05	$(0.60)
Diluted	$(0.04)	$(0.19)	$0.05	$(0.60)

Weighted average common shares (note 13)
Basic	235,451	211,479	234,563	210,953
Diluted	235,451	211,479	237,203	210,953

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2015	$4,296,831	$22,045	$705,382	$(2,609,784)	$2,414,474
Vesting of share awards	16,241	(16,241)	—	—	—
Share-based compensation	—	13,541	—	—	13,541
Comprehensive loss for the period	—	—	(132,397)	(125,760)	(258,157)
Balance at September 30, 2016	$4,313,072	$19,345	$572,985	$(2,735,544)	$2,169,858
Balance at December 31, 2016	$4,422,661	$21,405	$629,863	$(3,094,968)	$1,978,961
Vesting of share awards	20,914	(20,914)	—	—	—
Share-based compensation	—	12,611	—	—	12,611
Comprehensive loss for the period	—	—	(165,809)	11,136	(154,673)
Balance at September 30, 2017	$4,443,575	$13,102	$464,054	$(3,083,832)	$1,836,899

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(9,228)	$(39,430)	$11,136	$(125,760)
Adjustments for:
Share-based compensation (note 12)	2,469	5,168	12,611	13,541
Unrealized foreign exchange (gain) loss (note 16)	(44,006)	11,361	(87,389)	(71,891)
Exploration and evaluation (note 6)	497	1,205	5,505	4,564
Depletion and depreciation	117,670	118,231	371,156	381,842
Impairment	—	26,559	—	26,559
Non-cash financing and accretion (note 15)	2,972	2,575	9,664	7,916
Non-cash other expense	—	10,118	—	10,118
Unrealized financial derivatives (gain) loss (note 17)	21,145	(5,639)	(27,698)	105,048
Loss (gain) on disposition of oil and gas properties	6,068	(43,453)	6,592	(43,431)
Deferred income tax recovery	(18,486)	(14,589)	(54,226)	(109,494)
Payments on onerous contracts	(1,761)	—	(5,506)	—
Asset retirement obligations settled (note 10)	(1,754)	(399)	(9,649)	(2,808)
Change in non-cash working capital	2,326	17,180	(3,311)	11,997
	77,912	88,887	228,885	208,201

Financing activities
Increase (decrease) in bank loan	(33,153)	(60,672)	46,328	42,007
Redemption of long-term notes	(8,580)	—	(8,580)	—
	(41,733)	(60,672)	37,748	42,007

Investing activities
Additions to exploration and evaluation assets (note 6)	(507)	(971)	(5,344)	(3,544)
Additions to oil and gas properties (note 7)	(61,037)	(38,608)	(230,766)	(153,210)
Divestitures	7,436	62,860	7,816	62,860
Property acquisitions (note 4)	—	(108)	(71,610)	(62)
Dispositions to other plant and equipment, net of additions	108	164	(510)	(210)
Change in non-cash working capital	16,000	(51,075)	31,624	(155,393)
	(38,000)	(27,738)	(268,790)	(249,559)
Change in cash	(1,821)	477	(2,157)	649
Cash, beginning of period	2,369	419	2,705	247
Cash, end of period	$548	$896	$548	$896

Supplementary information
Interest paid	$21,973	$20,868	$72,167	$72,744
Income taxes paid	$—	$116	$44	$5,254

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended September 30, 2017 and 2016
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2016 are available through our filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.	BASIS OF PRESENTATION
These condensed consolidated interim unaudited financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the "IASB"), and do not include all of the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS"). Accordingly, these consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2016 (the "2016 annual financial statements").

These consolidated financial statements were approved by the Board of Directors of Baytex on November 1, 2017.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2016 annual financial statements have been applied in the preparation of these consolidated financial statements.

Future Accounting Pronouncements

Revenue from Contracts with Customers

In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts and IAS 18 Revenue and the related interpretations on revenue recognition. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The standard also requires extensive new disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will be applied by Baytex on January 1, 2018. The Company has identified its significant revenue streams and is currently reviewing underlying contracts to determine the impact, if any, the adoption of IFRS 15 will have on the consolidated financial statements, except for new additional disclosures.

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments which is intended to replace IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. Under IFRS 9, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded through other comprehensive income (loss) rather than net income (loss). The new standard also introduces a credit loss model for evaluating impairment of financial assets. In addition, IFRS 9 provides a hedge accounting model that is more in line with risk management activities. The Company currently does not apply hedge accounting to its derivative contracts nor does it intend to apply hedge accounting upon adoption of IFRS 9. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 will be applied by Baytex on January 1, 2018. The Company does not anticipate adoption of IFRS 9 will have a material impact on the consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases. IFRS 16 introduces a single recognition and measurement model for lessees, which will require recognition of lease assets and lease obligations on the balance sheet. Short-term leases and leases for low value assets are exempt from recognition and may be treated as operating leases and recognized through net income (loss). The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has been adopted. The standard shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. IFRS 16 will be applied by Baytex on January 1, 2019. The Company is in the process of identifying and reviewing its various lease contracts and arrangements in order to evaluate the impact on the consolidated financial statements.

4.	PROPERTY ACQUISITION
On January 20, 2017, Baytex acquired heavy oil properties in the Peace River area of Alberta for total consideration of $66.1 million, including closing adjustments. The purchase price was adjusted for the results of operations between the effective date of December 1, 2016 and closing of the acquisition. The acquired properties provide additional development opportunities located immediately adjacent to Baytex's existing Peace River lands.

The acquisition was accounted for as a business combination whereby the net assets acquired and the liabilities assumed were recorded at fair value at the acquisition date. The estimated fair value of the oil and gas properties acquired was determined using internal estimates of proved plus probable reserves. The asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired using a market discount rate of 12%.

Preliminary estimates of fair value assigned to the assets acquired and liabilities assumed at the date of acquisition are set forth below:

Consideration for the acquisition:
Cash paid	$66,084
Total consideration	$66,084

Allocation of purchase price:
Oil and gas properties	$89,526
Crude oil inventory(1)	988
Trade and other payables	(5,400)
Asset retirement obligations	(19,030)
Total net assets acquired	$66,084
(1) Crude oil inventory is included as part of trade and other receivables, as at the acquisition date.

For the period from January 20, 2017 to September 30, 2017, the acquired properties contributed revenues, net of royalties, of $30.3 million and operating income (revenues, net of royalties, less operating, transportation and blending expenses) of $9.5 million.

The fair value of identifiable assets acquired and liabilities assumed are preliminary, pending finalization of the annual reserves evaluation.

5.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2017	2016	2017	2016	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$118,117	$83,602	$136,313	$114,046	$—	$—	$254,430	$197,648
Royalties	(14,973)	(11,918)	(40,203)	(33,613)	—	—	(55,176)	(45,531)
	103,144	71,684	96,110	80,433	—	—	199,254	152,117

Expenses
Operating	43,525	38,115	20,866	17,958	—	—	64,391	56,073
Transportation	9,312	8,533	—	—	—	—	9,312	8,533
Blending	11,879	1,587	—	—	—	—	11,879	1,587
General and administrative	—	—	—	—	11,074	12,102	11,074	12,102
Exploration and evaluation	497	1,205	—	—	—	—	497	1,205
Depletion and depreciation	51,526	53,411	66,035	64,128	109	692	117,670	118,231
Impairment	—	26,559	—	—	—	—	—	26,559
Share-based compensation	—	—	—	—	2,469	5,168	2,469	5,168
Financing and interest	—	—	—	—	27,498	28,409	27,498	28,409
Financial derivatives (gain) loss	—	—	—	—	18,350	(24,389)	18,350	(24,389)
Foreign exchange (gain) loss	—	—	—	—	(42,475)	10,113	(42,475)	10,113
Loss (gain) on disposition of oil and gas properties	6,068	(3,510)	—	(39,921)	—	(22)	6,068	(43,453)
Other expense	—	—	—	—	283	10,259	283	10,259
	122,807	125,900	86,901	42,165	17,308	42,332	227,016	210,397
Net income (loss) before income taxes	(19,663)	(54,216)	9,209	38,268	(17,308)	(42,332)	(27,762)	(58,280)
Income tax expense (recovery)
Current income tax recovery	—	(4,261)	(48)	—	—	—	(48)	(4,261)
Deferred income tax expense (recovery)	5,402	(10,142)	(8,774)	1,718	(15,114)	(6,165)	(18,486)	(14,589)
	5,402	(14,403)	(8,822)	1,718	(15,114)	(6,165)	(18,534)	(18,850)
Net income (loss)	$(25,065)	$(39,813)	$18,031	$36,550	$(2,194)	$(36,167)	$(9,228)	$(39,430)

Total oil and natural gas capital expenditures (1)	7,051	(2,499)	47,057	(20,674)	—	—	54,108	(23,173)
(1) Includes acquisitions, net of proceeds from divestitures.

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2017	2016	2017	2016	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$345,164	$204,446	$444,184	$342,533	$—	$—	$789,348	$546,979
Royalties	(41,725)	(23,673)	(130,642)	(98,826)	—	—	(172,367)	(122,499)
	303,439	180,773	313,542	243,707	—	—	616,981	424,480

Expenses
Operating	132,908	104,040	66,538	76,988	—	—	199,446	181,028
Transportation	26,327	20,454	—	—	—	—	26,327	20,454
Blending	35,196	5,153	—	—	—	—	35,196	5,153
General and administrative	—	—	—	—	37,672	38,504	37,672	38,504
Exploration and evaluation	5,505	4,564	—	—	—	—	5,505	4,564
Depletion and depreciation	153,392	155,039	216,003	224,737	1,761	2,066	371,156	381,842
Impairment	—	26,559	—	—	—	—	—	26,559
Share-based compensation	—	—		—	12,611	13,541	12,611	13,541
Financing and interest	—	—		—	85,296	85,350	85,296	85,350
Financial derivatives (gain) loss	—	—		—	(33,417)	17,856	(33,417)	17,856
Foreign exchange gain	—	—		—	(86,016)	(73,903)	(86,016)	(73,903)
Loss (gain) on disposition of oil and gas properties	6,592	(3,510)		(39,921)	—	—	6,592	(43,431)
Other expense		—		—	1,192	10,204	1,192	10,204
	359,920	312,299	282,541	261,804	19,099	93,618	661,560	667,721
Net income (loss) before income taxes	(56,481)	(131,526)	31,001	(18,097)	(19,099)	(93,618)	(44,579)	(243,241)
Income tax recovery
Current income tax recovery	—	(7,661)	(1,489)	—	—	(326)	(1,489)	(7,987)
Deferred income tax recovery	(5,372)	(28,690)	(27,336)	(43,610)	(21,518)	(37,194)	(54,226)	(109,494)
	(5,372)	(36,351)	(28,825)	(43,610)	(21,518)	(37,520)	(55,715)	(117,481)
Net income (loss)	$(51,109)	$(95,175)	$59,826	$25,513	$2,419	$(56,098)	$11,136	$(125,760)

Total oil and natural gas capital expenditures (1)	135,202	5,060	164,702	88,896	—	—	299,904	93,956
(1) Includes acquisitions, net of proceeds from divestitures.

As at	September 30, 2017	December 31, 2016
Canadian assets	$1,650,723	$1,625,546
U.S. assets	2,691,223	2,955,965
Corporate assets	11,691	12,574
Total consolidated assets	$4,353,637	$4,594,085

6.	EXPLORATION AND EVALUATION ASSETS

	September 30, 2017	December 31, 2016
Balance, beginning of period	$308,462	$578,969
Capital expenditures	5,344	4,716
Property acquisitions	—	102
Impairment	—	(166,617)
Exploration and evaluation expense	(5,505)	(5,976)
Transfer to oil and gas properties	(1,888)	(85,069)
Divestitures	(727)	(2,455)
Foreign currency translation	(12,991)	(15,208)
Balance, end of period	$292,695	$308,462

7.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2015	$7,584,281	$(2,910,106)	$4,674,175
Capital expenditures	220,067	—	220,067
Property acquisitions	54	—	54
Transferred from exploration and evaluation assets	85,069	—	85,069
Change in asset retirement obligations	35,714	—	35,714
Divestitures	(59,874)	42,959	(16,915)
Impairment	—	(256,559)	(256,559)
Foreign currency translation	(101,274)	15,616	(85,658)
Depletion	—	(503,778)	(503,778)
Balance, December 31, 2016	$7,764,037	$(3,611,868)	$4,152,169
Capital expenditures	230,766	—	230,766
Property acquisitions (note 4) (1)	96,028	—	96,028
Transferred from exploration and evaluation assets	1,888	—	1,888
Change in asset retirement obligations (note 10)	34,004	—	34,004
Divestitures	(54,477)	29,530	(24,947)
Foreign currency translation	(254,059)	71,056	(183,003)
Depletion	—	(369,395)	(369,395)
Balance, September 30, 2017	$7,818,187	$(3,880,677)	$3,937,510
(1) Includes $6.5 million related to the acquisition of heavy oil producing properties during Q2/2017.

At the end of each reporting period, the Company performs an assessment to determine whether there is any indication of impairment or reversal of previously recorded impairments for the cash generating units ("CGU") that comprise Oil and Gas Properties. The assessment of indicators is subjective in nature and requires Management to make judgements based on the information available at the reporting date. The Company determined that there were no indicators of impairment or impairment reversals for any of the Company's CGUs as at September 30, 2017.

8.	BANK LOAN

	September 30, 2017	December 31, 2016
Bank loan - U.S. dollar denominated(1)	$141,570	$191,286
Bank loan - Canadian dollar denominated	84,679	—
Bank loan - principal	226,249	191,286
Unamortized debt issuance costs	(1,747)	(3,332)
Bank loan	$224,502	$187,954

(1)	U.S. dollar denominated bank loan balance as at September 30, 2017 was US$113.2 million (US$142.5 million as at December 31, 2016).

The revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants (as detailed below) and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At September 30, 2017, Baytex had $13.7 million of outstanding letters of credit (December 31, 2016 - $12.6 million) under the Revolving Facilities and was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities and Baytex's compliance therewith as at September 30, 2017.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at September 30, 2017	September 30, 2017 to March 31, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.6:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	4.2:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at September 30, 2017, the Company's Senior Secured Debt totaled $240 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended September 30, 2017 was $426 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses (excluding non-cash interest and accretion on asset retirement obligations) and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended September 30, 2017 were $102 million.

9.	LONG-TERM NOTES

	September 30, 2017	December 31, 2016
7.5% notes (US$6,400 – principal) redeemed July 13, 2017	$—	$8,593
6.75% notes (US$150,000 – principal) due February 17, 2021	187,650	201,405
5.125% notes (US$400,000 – principal) due June 1, 2021	500,400	537,080
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	500,400	537,080
Total long-term notes - principal	1,488,450	1,584,158
Unamortized debt issuance costs	(15,684)	(18,042)
Total long-term notes - net of unamortized debt issuance costs	$1,472,766	$1,566,116

On July 13, 2017, we redeemed the remaining US$6.4 million principal amount of 7.5% senior unsecured notes assumed pursuant to the acquisition of Aurora Oil and Gas Limited on June 11, 2014.

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Revolving Facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 8) to financing and interest expenses on a trailing twelve month basis) of 2.50:1. As at September 30, 2017, the fixed charge coverage ratio was 4.2:1.00.

10.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2017	December 31, 2016
Balance, beginning of period	$331,517	$296,002
Liabilities incurred	4,190	5,642
Liabilities settled	(9,649)	(5,616)
Liabilities divested	(11,442)	(10,590)
Property acquisitions (note 4) (1)	20,007	—
Accretion	6,376	6,174
Change in estimate(2)	(11,855)	20,402
Change in discount rate and inflation rate(3)(4)	41,669	20,260
Foreign currency translation	(2,884)	(757)
Balance, end of period	$367,929	$331,517

(1)	Includes $1.0 million related to the acquisition of heavy oil producing properties during Q2/2017.

(2)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

(3)	The discount rate and inflation rate at September 30, 2017 are 2.50% and 1.75%, respectively, compared to 2.25% and 1.75% at December 31, 2016.

(4)
The change in discount rate includes a $64 million adjustment related to the Peace River property acquisition in note 4. Obligations acquired are initially measured at fair value using a market rate of interest. The revaluation of obligations acquired using the risk-free discount rate results in an increase to the asset retirement obligation.

11.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2017, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	958	14,522
Issued for cash	21,908	115,014
Issuance costs, net of tax	—	(3,706)
Balance, December 31, 2016	233,449	$4,422,661
Transfer from contributed surplus on vesting and conversion of share awards	2,002	20,914
Balance, September 30, 2017	235,451	$4,443,575

12.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to outstanding share awards of $2.5 million for the three months ended September 30, 2017 and $12.6 million for the nine months ended September 30, 2017. Compensation expense for the three and nine months ended September 30, 2016 was $5.2 million and $13.5 million, respectively.

The weighted average fair value of share awards granted during the nine months ended September 30, 2017 was $5.68 per restricted and performance award and $3.05 per restricted and performance award granted during the nine months ended September 30, 2016.

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2015	729	613	1,342
Granted	1,313	1,583	2,896
Vested and converted to common shares	(450)	(409)	(859)
Forfeited	(84)	(50)	(134)
Balance, December 31, 2016	1,508	1,737	3,245
Granted	1,636	1,584	3,220
Vested and converted to common shares	(941)	(1,007)	(1,948)
Forfeited	(226)	(154)	(380)
Balance, September 30, 2017	1,977	2,160	4,137
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

13.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income (loss) per share based on the net income attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the applicable period.

	Three months ended September 30
	2017			2016
	Net loss	Common shares (000s)	Net loss per share	Net loss	Common shares (000s)	Net loss per share
Net loss - basic	$(9,228)	235,451	$(0.04)	$(39,430)	211,479	$(0.19)
Dilutive effect of share awards	—	—	—	—	—	—
Net loss - diluted	$(9,228)	235,451	$(0.04)	$(39,430)	211,479	$(0.19)

	Nine months ended September 30
	2017			2016
	Net income	Common shares (000s)	Net income per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$11,136	234,563	$0.05	$(125,760)	210,953	$(0.60)
Dilutive effect of share awards	—	2,640	—	—	—	—
Net income (loss) - diluted	$11,136	237,203	$0.05	$(125,760)	210,953	$(0.60)

The effect of 1.6 million share awards were excluded from the computation of diluted loss per share for the three months ended September 30, 2017, as they were determined to be anti-dilutive. The effect of 3.3 million share awards was excluded from the computation of diluted loss per share for the three and nine months ended September 30, 2016, as they were determined to be anti-dilutive.

14.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine months ended September 30
	2017	2016
Net loss before income taxes	$(44,579)	$(243,241)
Expected income taxes at the statutory rate of 26.93% (2016 - 27.00%)(1)	(12,007)	(65,675)
Decrease (increase) in income tax recovery resulting from:
Share-based compensation	3,397	3,590
Non-taxable portion of foreign exchange gain	(11,719)	(9,271)
Effect of rate adjustments for foreign jurisdictions	(34,303)	(38,342)
Effect of change in deferred tax benefit not recognized	(11,719)	(9,271)
Adjustments and assessments (2)	10,594	—
Other	42	1,488
Income tax recovery	$(55,715)	$(117,481)
(1) The statutory tax rate decreased due to a decrease in the corporate income tax rate in effect for Saskatchewan (from 12% to 11.75%).

(2)
The Company is regularly subject to audit by the revenue authorities in the jurisdictions in which it operates. During the three months ended September 30, 2017, the Company accepted an audit proposal from the Canada Revenue Agency which reduced the Company's non-capital loss tax pools by $39.3 million and resulted in a $10.6 million increase in deferred tax expense.

As disclosed in the 2016 annual financial statements, Baytex received several reassessments from the Canada Revenue Agency (“CRA”) in June 2016. Those reassessments denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received and is now waiting for an appeals officer to be assigned to its file. Baytex remains confident that its original tax filings are correct and intends to defend those tax filings through the appeals process.

15.	FINANCING AND INTEREST

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Interest on bank loan	$2,985	$3,260	$8,573	$9,560
Interest on long-term notes	21,541	22,574	67,059	67,874
Non-cash financing	1,008	1,103	3,288	3,214
Accretion on asset retirement obligations	1,964	1,472	6,376	4,702
Financing and interest	$27,498	$28,409	$85,296	$85,350

16.	FOREIGN EXCHANGE

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Unrealized foreign exchange (gain) loss	$(44,006)	$11,361	$(87,389)	$(71,891)
Realized foreign exchange (gain) loss	1,531	(1,248)	1,373	(2,012)
Foreign exchange (gain) loss	$(42,475)	$10,113	$(86,016)	$(73,903)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
U.S. dollar denominated	US$47,317	US$66,950	US$1,100,324	US$1,197,732

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

	Remaining Term	Volume	Price/Unit (1)	Index	Fair Value as at September 30, 2017 ($millions)
Oil
Basis swap	Oct 2017 to Dec 2017	5,500 bbl/d	WTI less US$13.16/bbl	WCS	$(0.9)
Basis swap	Jan 2018 to Jun 2018	2,000 bbl/d	WTI less US$14.23/bbl	WCS	$(0.1)
Basis swap	Jan 2018 to Dec 2018	6,000 bbl/d	WTI less US$14.24/bbl	WCS	$0.5
Fixed - sell	Oct 2017 to Dec 2017	3,500 bbl/d	US$54.46/bbl	WTI	$1.6
Fixed - sell	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.65/bbl	WTI	$0.0
3-way option (2)	Oct 2017 to Dec 2017	14,500 bbl/d	US$58.61/US$47.17/US$37.24	WTI	$0.5
3-way option (2)	Jan 2018 to Dec 2018	2,000 bbl/d	US$60.00/US$54.40/US$40.00	WTI	$3.1
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$54.00/bbl	WTI	$0.3
Swaption (3)	Jan 2018 to Dec 2018	500 bbl/d	US$52.00/bbl	WTI	$(0.6)
Swaption (3)	Jan 2018 to Dec 2018	1,500 bbl/d	US$51.00/bbl	WTI	$(2.7)
Swaption (3)	Jan 2018 to Dec 2018	500 bbl/d	US$50.90/bbl	WTI	$(0.6)
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.10/bbl	WTI	$(2.4)
Swaption (3)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.00/bbl	WTI	$(2.5)
Fixed - sell (4)	Jan 2018 to Dec 2018	1,000 bbl/d	US$59.00/bbl	Brent	$—

Natural Gas
Fixed - sell	Oct 2017 to Dec 2017	22,500 GJ/d	$2.85	AECO	$1.7
Fixed - sell	Oct 2017 to Dec 2017	22,500 mmbtu/d	US$2.98	NYMEX	$(0.2)
Fixed - sell	Jan 2018 to Dec 2018	7,500 mmbtu/d	US$3.00	NYMEX	$(0.1)
Fixed - sell	Jan 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO	$0.9
Total					$(1.5)
Current asset					$2.2
Non-current asset					$0.1
Current liability					$(2.8)
Non-current liability					$(1.0)

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$50/US$40 contract, Baytex receives the market price for WTI plus US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives the market price when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)
For these contracts, Baytex received a higher swap price in exchange for writing a call option whereby the holder has the right, if exercised on December 29, 2017, to enter an additional swap transaction for the same remaining term, notional volume and fixed price per unit.

(4)	Contract entered subsequent to September 30, 2017. For the purposes of this table, contracts entered subsequent to September 30, 2017 will have no fair value assigned.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Realized financial derivatives gain	$(2,795)	$(18,750)	$(5,719)	$(87,192)
Unrealized financial derivatives (gain) loss	21,145	(5,639)	(27,698)	105,048
Financial derivatives (gain) loss	$18,350	$(24,389)	$(33,417)	$17,856